Exhibit 99.1

GRUPO AEROMEXICO, S.A.B. DE C.V.

Call

Ordinary Shareholders’ Meeting

In accordance with the bylaws of Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) and based on Articles 180, 181, 191 and other applicable of the General Business Corporations Act, as well as by resolution adopted by the Board of Directors of the Company, the shareholders of the Company are called to the Ordinary General Shareholders’ Meeting to be held on January 7, 2026 at 11:00 a.m. in the Auditorium of the Company, located at Paseo de la Reforma No. 243, 25th Floor, Colonia Cuauhtemoc, Cuauhtemoc, C.P. 06500, of Mexico City, in accordance with the following:

AGENDA OF THE ORDINARY

SHAREHOLDERS’ MEETING

I.

Proposal, discussion and, if appropriate, appointment or ratification of the members of the Board of Directors, chairman, secretary and alternate secretary of the Board, the chief executive officer, as well as the chairman of the Audit and Corporate Governance Committee and other Board’s committees according to the bylaws.

II.	Appointment of special delegates to formalize the resolutions adopted by the Meeting; resolutions in that regard.

To attend the Shareholders Meeting, shareholders must present the original admission card corresponding thereto. The admission card shall be issued at the Company’s offices no later than 2:00 p.m. on January 6, 2026, during business days and hours as indicated below.

In order to obtain the admission card, shareholders must deposit with the Secretary their share certificates and/or the deposit certificates representing such shares issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or by a credit institution, or by brokerage firms, supplemented, as applicable, with the list of holders issued by the corresponding depositors, in accordance with the applicable provisions of the Securities Market Law. The applicant for the admission card shall, through the presentation of the corresponding documentation, evidence to the Secretary or Deputy Secretary of the Board of Directors whether the shareholder in question is a Mexican investor or a foreign investor (including, for such purposes, in the case of legal entities or trusts, the persons controlling them), for the purpose of determining the extent to which such shareholder is entitled to vote at the Shareholders Meeting pursuant to Article Six of the Company’s bylaws, which shall be clearly stated on the corresponding admission card. In exchange for the deposit of the share certificates or the deposit certificates representing the same, and for the verification of whether the shareholder is a Mexican or foreign investor, the shareholders registered in the share registry, or their legal representatives, shall receive the corresponding admission card issued by the Company, which shall state the name of the shareholder, whether the shareholder is a Mexican investor or a foreign investor, and the number of shares owned.

Shareholders may be represented at the Shareholders Meeting by proxies who evidence their authority through a power of attorney granted using the forms prepared by the Company and made available to shareholders at the Company’s registered office, or through any other form of power of attorney granted in accordance with law, in all cases meeting the requirements set forth in Article Twenty-Second of the Company’s bylaws and Article 49, Section III of the Securities Market Law, which must be received by the Company at least three calendar days prior to the date and time scheduled for the holding of the Meeting. The aforementioned proxy forms shall be available at the Company’s registered office as from the date of publication of this Notice of Meeting.

The deposit of share certificates or, as applicable, the delivery of the corresponding deposit certificates, supplemented with evidence of whether the shareholder is a Mexican or foreign investor and, as applicable, with the list of holders issued by the corresponding depositors and a copy of the tax identification card, shall be carried out at the Company’s offices, Monday through Friday, from 10:00 a.m. to 2:00 p.m., from the date of publication of this Notice of Meeting until January 6, 2026.

For more information, please contact the Secretary of the Board, located at Paseo de la Reforma 243, 26th floor, Cuauhtémoc, C.P. 06500, Mexico City, telephone numbers +52 (55) 9132-4000, email addresses ctoledo@aeromexico.com and dmartinezm@aeromexico.com.

Mexico City, November 26, 2025.

/s/ Ernesto Gómez Pombo
ERNESTO GÓMEZ POMBO
SECRETARY NON-MEMBER OF THE BOARD OF DIRECTORS